ARTICLES OF AMENDMENT
TO THE CERTIFICATE OF INCORPORATION
OF
STEELCLOUD, INC.

STEELCLOUD, INC., A VIRGINIA CORPORATION, DOES HEREBY CERTIFY:

1.	THE NAME OF THE CORPORATION IS STEELCLOUD, INC.

2.	ARTICLE 3 OF THE ARTICLES OF INCORPORATION OF THE CORPORATION, ARE AMENDED TO READ AS FOLLOWS:

The total number of shares that the Corporation shall have authority to issue is eighty-two million (82,000,000) shares, of which eighty million (80,000,000) shares shall be Common Stock, par value $0.001 per share (“Common Stock”), and two million (2,000,000) shares shall be Preferred Stock (“Preferred Stock”), par value $0.001 per share. To the extent permitted by the Virginia Stock Corporation Act, the Board of Directors, by an adoption of an amendment to the articles of incorporation, may fix in whole or part, the preferences, limitations and relative rights of (i) any class or shares before the issuance of any shares of that class or (ii) one or more series within a class before the issuance of any shares of that series.

Pursuant to this Article 3 of the Articles of Incorporation of the Corporation, seven hundred fifty thousand (750,000) of the two million (2,000,000) shares of Preferred Stock authorized therein, all of which are unissued, be and hereby are classified as a series of Preferred Stock designated as the Series A Convertible Preferred Stock (the “Series A Preferred Stock”). The 750,000 shares of Series A Preferred Stock shall have a par value of $0.001 per share and the designations, preferences and relative, participating, optional or other special rights, qualifications, limitations and restrictions as hereinafter set forth:

1.        Dividends. The holders of Series A Preferred Stock shall be entitled to receive cumulative cash dividends, payable at such times and in such amounts as is set forth below:

(a)         quarterly, on the last day of each fiscal quarter of the Corporation, out of funds legally available therefor, the Regular Quarterly Dividend, until the aggregate Contingent Dividends paid pursuant to paragraph 1(b) below equals the Contingent Dividend Cap; and

(b)         quarterly, on or before the Contingent Dividend Payment Date, out of funds legally available therefor, in the amount of the Contingent Dividend determined as of the end of the most recent fiscal quarter of the Corporation (beginning with the fiscal quarter ending October 31, 2010), paid ratably to each holder of Series A Preferred Stock in proportion to the number of shares of Series A Preferred Stock held by each, until the aggregate Contingent Dividends paid pursuant to this paragraph 1(b) equals the Contingent Dividend Cap.

No dividends shall be paid with respect to any shares of Common Stock or any Junior Stock unless the holders of Series A Preferred Stock are first paid (i) all due and unpaid dividends and (ii) a dividend per share of Series A Preferred Stock equal to the dividend which would be payable on the number of shares of Common Stock into which each share of Series A Preferred Stock is then convertible.

2.        Liquidation. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of Series A Preferred Stock shall be entitled to receive an amount per share equal to the Liquidation Preference, plus accrued and unpaid dividends, before any distribution or payment is made to the holders of Common Stock or any Junior Stock. If, upon any such sale, liquidation, dissolution or winding up of the Corporation, the assets distributable among the holders of all Series A Preferred Stock shall be insufficient to permit the payment in full to such holders of the amount hereinabove provided, then the entire assets of the Corporation shall be applied ratably to the payment of such amount to the holders of Series A Preferred Stock then outstanding. Thereafter, any remaining assets shall be distributed ratably to the holders of Common Stock and holders of Series A Preferred Stock (as if all outstanding shares of Series A Preferred Stock were converted into Common Stock). The merger or consolidation of the Corporation the sale, lease, transfer or other conveyance of more than 50% of the Corporation’s assets or the sale, lease, transfer or other conveyance of assets which generated more than 50% of the Corporation’s revenues for its then current fiscal year or for the fiscal year immediately prior thereto, shall each be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this paragraph 2 if the holders of a majority of the shares of Series A Preferred Stock outstanding so determine by notice to the Corporation no later than ten days after the occurrence thereof. The holders of Series A Preferred Stock shall be given notice of any proposed transaction set forth in this paragraph 2 at least 20 days prior to the approval thereof.

3.        Conversion.

3.1         The holder of any share or shares of Series A Preferred Stock shall have the right, at its option, to convert all or any portion of such shares into fully paid and non-assessable shares of Common Stock of the Corporation, at any time and from time to time after the date of issuance, at a conversion price of $0.1 0 per share (such price, giving effect to the latest prior adjustment pursuant to subparagraph 3.6 hereof, if any, is hereinafter called the “Conversion Price”). The number of shares of Common Stock issuable upon conversion of each share of Series A Preferred Stock (the “Conversion Rate”) shall be equal to the Original Purchase Price divided by the Conversion Price. To the extent permitted by law, when shares of Series A Preferred Stock are converted, all dividends accrued and unpaid on the stock so converted to the date of conversion (whether or not currently payable) shall be immediately due and payable in cash.

3.2         The Series A Preferred Stock shall be convertible at the principal office of the Corporation into fully paid and non-assessable shares of Common Stock at the Conversion Price.

3.3         In order to convert shares of Series A Preferred Stock into shares of Common Stock pursuant to the right of conversion set forth in subparagraph (a) above, the holder thereof shall surrender the certificate or certificates representing such shares of Series A Preferred Stock, duly endorsed to the Corporation or in blank, at the principal office of the Corporation and shall give written notice to the Corporation that such holder elects to convert the same, stating in such notice the name or names in which such holder wishes the certificate or certificates representing shares of Common Stock to be issued. The Corporation shall, within five business days, deliver at said office or other place to such holder of Series A Preferred Stock, or to such holder's nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid, together with any cash to which such holder shall be entitled in lieu of fractional shares in an amount equal to the same fraction of the Conversion Price of a whole share of Common Stock on the business day preceding the day of conversion. Shares of Series A Preferred Stock shall be deemed to have been converted as of the date of the surrender of such shares for conversion as provided above, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. Upon conversion of only a portion of the number of shares covered by a certificate representing shares of Series A Preferred Stock surrendered for conversion, the Corporation shall issue and deliver to, or upon the written order of, the holder of the certificate so surrendered for conversion, at the expense of the Corporation, a new certificate covering the number of shares of Series A Preferred Stock representing the unconverted portion of the certificate so surrendered, which new certificate shall entitle the holder thereof to the rights of the shares of Series A Preferred Stock represented thereby to the same extent as if the certificate theretofore covering such unconverted shares had not been surrendered for conversion.

3.4         Notwithstanding the provisions of subparagraph (a) hereof, the issued and outstanding shares of Series A Preferred Stock shall be automatically converted into fully paid and non-assessable shares of Common Stock at the Conversion Price upon the consent of Clipper as long as it holds a majority of the Series A Preferred Stock.

3.5         The issuance of certificates for shares of Common Stock upon the conversion of shares of Series A Preferred Stock shall be made without charge to the converting stockholder for any original issue or transfer tax in respect of the issuance of such certificates and any such tax shall be paid by the Corporation.

3.6         The Conversion Price shall be subject to the following adjustments:

3.6.1   If the Corporation shall declare and pay to the holders of Common Stock a dividend or other distribution payable in shares of Common Stock, the Conversion Price in effect immediately prior thereto shall be adjusted so that the holders of Series A Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock which such holder would have owned or been entitled to receive after the declaration and payment of such dividend or other distribution if such shares of Series A Preferred Stock had been converted immediately prior to the record date for the determination of stockholders entitled to receive such dividend or other distribution.

3.6.2   If the Corporation shall subdivide the outstanding shares of Common Stock into a greater number of shares of Common Stock, or combine the outstanding shares of Common Stock into a lesser number of shares, or issue by reclassification of its shares of Common Stock any shares of the Corporation, the Conversion Price in effect immediately prior thereto shall be adjusted so that the holders of Series A Preferred Stock thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock which such holder would have owned or been entitled to receive after the happening of any of the events described above if such shares of Series A Preferred Stock had been converted immediately prior to the happening of such event on the day upon which such subdivision, combination or reclassification, as the case may be, becomes effective.

3.6.3   If, after the date of issuance of the Series A Preferred Stock, the Corporation shall issue or sell any Additional Shares of Common Stock for a consideration per share less than the Conversion Price in effect immediately prior to such issuance, then, and thereafter successively upon any such issuance or sale, the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying the Conversion Price by a fraction the numerator of which shall be the number of shares of Common Stock issuable upon the conversion of the outstanding Series A Preferred Stock (based on the Conversion Price in effect on the date of and immediately prior to this adjustment) plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at the Conversion Price in effect prior to such issue; and the denominator of which shall be the number of shares of Common Stock issuable upon the conversion of the outstanding Series A Preferred Stock (based on the Conversion Price in effect on the date of and immediately prior to this adjustment) plus the number of such Additional Shares of Common Stock so issued. For the purposes of this subparagraph 3.6.3, the date as of which the Conversion Price shall be computed shall be the earlier of (x) the date on which the Corporation shall enter into a firm contract for the issuance or sale of such Additional Shares of Common Stock or (y) the date of the actual issuance or sale of such shares.

3.6.4   If the Corporation shall issue or sell any warrants or options or other rights entitling the holders thereof to subscribe for or purchase either any Additional Shares of Common Stock or evidences of indebtedness, shares of stock or other securities which are convertible into or exchangeable, with or without payment of additional consideration in cash or property, for Additional Shares of Common Stock (such convertible or exchangeable evidences of indebtedness, shares of stock or other securities hereinafter being called “Convertible Securities”), and the consideration per share for which Additional Shares of Common Stock may at any time thereafter be issuable pursuant to such warrants, options or other rights or pursuant to the terms of such Convertible Securities (when added to the consideration per share of Common Stock, if any, received for such warrants, options or other rights), shall be less than the Conversion Price, then the Conversion Price shall be adjusted as provided in subparagraph 3.6.3 on the basis of the consideration received and receivable by the Corporation for the issuance of such Additional Shares of Common Stock pursuant to such warrants, options or other rights or pursuant to the terms of such Convertible Securities.

3.6.5   If the Corporation shall issue or sell Convertible Securities and the consideration per share for which Additional Shares of Common Stock may at any time thereafter be issuable pursuant to the terms of such Convertible Securities shall be less than the Conversion Price, then the Conversion Price shall be adjusted as provided in subparagraph 3.6.3 on the basis that the aggregate consideration for such maximum number of Additional Shares of Common Stock shall be deemed to be the consideration received and receivable by the Corporation for the issuance of such Additional Shares of Common Stock pursuant to the terms of such Convertible Securities. No adjustment of the Conversion Price shall be made under this subparagraph (v) upon the issuance of any Convertible Securities which are issued pursuant to the exercise of any warrants, options or other rights, if such adjustment shall previously have been made upon the issuance of such warrants, options or other rights pursuant to subparagraph 3.6.4.

3.6.6   For the purposes of subparagraphs 3.6.4 and 3.6.5, the date as of which the Conversion Price shall be computed shall be the earliest of (x) the date on which the Corporation shall take a record of the holders of its Common Stock for the purpose of entitling them to receive any warrants, options or other rights referred to in subsection 3.6.4 or to receive any Convertible Securities, (y) the date on which the Corporation shall enter into a firm contract for the issuance of such warrants, options or other rights or Convertible Securities or (z) the date of the actual issuance of such warrants, options or other rights or Convertible Securities.

3.6.7   No adjustment of the Conversion Price shall be made under subparagraph 3.6.3 upon the issuance of any Additional Shares of Common Stock which are issued pursuant to the exercise of any warrants, options or other rights or pursuant to the exercise of any conversion or exchange rights in any Convertible Securities, if such adjustment shall previously have been made upon the issuance of such warrants, options or other rights or upon the issuance of such Convertible Securities (or upon the issuance of any warrants, options or other rights therefor), pursuant to subparagraphs 3.6.4 or 3.6.5.

3.6.8   If any warrants, options or other rights (or any portions thereof) which shall have given rise to an adjustment pursuant to subparagraph 3.6.4 or conversion rights pursuant to Convertible Securities which shall have given rise to an adjustment pursuant to subparagraph 3.6.5 shall have expired or teminated without the exercise thereof and/or if by reason of the terms of such warrants, options or other rights or Convertible Securities there shall have been an increase or increases, with the passage of time or otherwise, in the price payable upon the exercise or conversion thereof, then the Conversion Price shall be readjusted (but to no greater extent than originally adjusted) on the basis of (x) eliminating from the computation any Additional Shares of Common Stock corresponding to such warrants, options or other rights or conversion rights as shall have expired or terminated, (y) treating the Additional Shares of Common Stock, if any, actually issued or issuable pursuant to the previous exercise of such warrants, options or other rights or of conversion rights pursuant to any Convertible Securities as having been issued for the consideration actually received and receivable thereof, and (z) treating any of such warrants, options or other rights or of conversion rights pursuant to any Convertible Securities which remain outstanding as being subject to exercise or conversion on the basis of such exercise or conversion price as shall be in effect at the time; provided, however, that any consideration which was actually received by the Corporation in connection with the issuance or sale of such warrants, options or other rights shall form part of the readjustment computation even though such warrants, options or other rights shall have expired without the exercise thereof. The Conversion Price shall be adjusted as provided in subparagraph 3.6.3 as a result of any increase in the number of Additional Shares of Common Stock issuable, or any decrease in the consideration payable upon any issuance of Additional Shares of Common Stock, pursuant to any anti-dilution provisions contained in any warrants, options or other rights or in any Convertible Securities.

3.6.9  (A)      In case any Additional Shares of Common Stock, Convertible Securities or warrants, options or other rights to purchase any such Additional Shares of Common Stock or Convertible Securities shall be issued or sold for cash, the consideration received thereof or shall be deemed to be the amount received by the Corporation therefor.

(B)       In case any Additional Shares of Common Stock, Convertible Securities or warrants, options or other rights to purchase any such Additional Shares of Common Stock or Convertible Securities shall be offered by the Corporation for subscription, the consideration received therefor shall be deemed to be the subscription price.

(C)       In any such case covered by subparagraphs (A) or (B) herein, in determining the amount of consideration received by the Corporation, if the consideration is in whole or in part consideration other than cash, the amount of the consideration shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Corporation. If Additional Shares of Common Stock shall be issued as part of a unit with warrants, options, or other rights, then the amount of consideration for the warrants, option or other right shall be deemed to be the amount determined at the time of issuance by the Board of Directors of the Corporation. If the Board of Directors of the Corporation shall not make any such determination, the consideration for the warrant, option or other right shall be deemed to be zero.

(D)       In any such case covered by subparagraphs (A), (B) or (C) (D) herein, in determining the amount of consideration received by the Corporation (I) any amounts paid or receivable for accrued interest or accrued dividends shall be excluded, and (II) any compensation, discounts, or expenses paid or incurred in connection therewith shall not be deducted.

(E)        In any case covered by subparagraphs (A) or (B) herein, there shall be added to the consideration received by the Corporation at the time of issuance or sale, the minimum aggregate amount of additional consideration payable to the Corporation upon the exercise of such warrants, options or other rights which relate to Convertible Securities, and the minimum aggregate amount of consideration, if any, payable upon the conversion or exchange thereof.

(F)       In case any Additional Shares of Common Stock, Convertible Securities or any options, warrants or other rights to purchase such Additional Shares of Common Stock or Convertible Securities shall be issued in connection with any merger or consolidation in which the Corporation is the surviving corporation, the amount of consideration therefor shall be deemed to be the fair value, as determined by the Board of Directors of the Corporation, of such portion of the assets and business of the non-surviving corporation or corporations as such Board shall determine to be attributable to such Additional Shares of Common Stock, Convertible Securities or warrants, options or other rights to purchase such Additional Shares of Common Stock or Convertible Securities.

3.6.10  In case the Corporation shall effect a reorganization, shall merge with or consolidate into another corporation, or shall sell, transfer or otherwise dispose of all or substantially all of its property, assets or business (unless any of the foregoing constitutes a liquidation pursuant to paragraph 2 hereof) and, pursuant to the terms of such reorganization, merger, consolidation or disposition of assets, shares of stock or other securities, property or assets of the Corporation, successor or transferee or an affiliate thereof or cash are to be received by or distributed to the holders of Common Stock, then each holder of Series A Preferred Stock shall be given a written notice from the Corporation informing each holder of the terms of such reorganization, merger, consolidation, or disposition of assets and of the record date thereof for any distribution pursuant thereto, at least ten days in advance of such record date, and each holder of Series A Preferred Stock shall have the right thereafter to receive, upon conversion of such Series A Preferred Stock, the number of shares of stock or other securities, property or assets of the Corporation, successor or transferee or affiliate thereof or cash receivable upon or as a result of such reorganization, merger, consolidation or disposition of assets by a holder of the number of shares of Common Stock equal to the then-applicable Conversion Rate, multiplied by the number of shares of Series A Preferred Stock as may be converted. The provisions of this subparagraph (x) shall similarly apply to successive reorganizations, mergers, consolidations or dispositions of assets.

3.6.11  If a purchase, tender or exchange offer is made to and accepted by the holders of more than 50% of the outstanding shares of Common Stock, the Corporation shall not effect any consolidation, merger or sale with the person having made such offer or with any affiliate of such person, unless prior to the consummation thereof each holder of shares of Series A Preferred Stock shall have been given a reasonable opportunity to elect to receive, upon conversion of the shares of Series A Preferred Stock then held by such holder, either the stock, securities, cash or assets then issuable with respect to the Common Stock or the stock, securities, cash or assets issued to previous holders of the Common Stock in accordance with such offer, or the equivalent thereof.

3.6.12  The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the disposition of such shares shall be considered an issue or sale of Common Stock, for the purposes of this paragraph 3.6.

3.6.13  The Corporation will not pay or declare a dividend (other than in Common Stock) upon the Common Stock payable otherwise than out of earnings or earned surplus (determined in accordance with generally accepted accounting principles).

3.6.14  If a state of facts shall occur which, without being specifically controlled by the provisions of this paragraph 3.6, would not fairly protect the conversion rights of the Series A Preferred Stock in accordance with the essential intent and principles of such provisions, then the Board of Directors of the Corporation shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect such conversion rights.

3.6.15  All calculations under this paragraph 3.6 shall be made to the nearest one-thousandth of a share.

3.6.16  Whenever the Conversion Price shall be adjusted pursuant to this paragraph 3.6, the Corporation shall forthwith obtain, and cause to be delivered to each holder of Series A Preferred Stock, a certificate signed by the principal financial or accounting officer of the Corporation, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated (including a description of the basis on which the Board of Directors of the Corporation determined the fair value of any consideration other than cash pursuant to subparagraph 3.6.9) and specifying the new Conversion Price. In the case referred to in subparagraph 3.6.10, such a certificate shall be issued describing the amount and kind of stock, securities, property or assets or cash which shall be receivable upon conversion of the Series A Preferred Stock after giving effect to the provisions of such subparagraph 3.6.10.

3.7         The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of Series A Preferred Stock, the full number of shares of Common Stock then deliverable upon the conversion or exchange of all shares of Series A Preferred Stock at the time outstanding. The Corporation shall at all times take such corporate action as shall be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock upon the conversion of Series A Preferred Stock in accordance with the provisions hereof.

3.8         No fractional shares of Common Stock or scrip representing fractional shares of Common Stock shall be issued upon any conversion of Series A Preferred Stock, but, in lieu thereof, there shall be paid an amount in cash equal to the same fraction of the Conversion Price of a whole share of Common Stock on the business day preceding the day of conversion.

4.        Voting Rights.

4.1         The holders of Series A Preferred Stock, voting separately as a class, shall be entitled to elect three (3) directors of the Corporation. Except as otherwise required by the Virginia Stock Corporation Act, the holders of shares of Series A Preferred Stock shall have the right to vote, together with the holders of all the outstanding shares of Common Stock and not by classes, on all matters on which holders of Common Stock shall have the right to vote. The holders of shares of Series A Preferred Stock shall have the right to cast two hundred (200) votes for each share of Series A Preferred Stock held by them.

4.2         Without the prior approval of the holders of a majority of the shares of Series A Preferred Stock outstanding, the Corporation will not (i) authorize, create or issue any series or shares of capital stock which have any rights (such as voting liquidation, redemption or otherwise) which are senior or pari passu to, or could adversely affect any of the rights of, the Series A Preferred Stock, or adopt or otherwise issue any stock or options to, employees, consultants or directors of the Corporation, (iii) increase or decrease the authorized number of shares of Series A Preferred Stock, or (iv) take any action which would alter or adversely affect the rights of the holders of the Series A Preferred Stock.

5.        Definitions.

(a)          “Additional Shares of Common Stock” shall mean all shares of Common Stock of the Corporation issued by the Corporation after July 2, 2010, except Common Stock which may be issued pursuant to (i) conversion of the Series A Preferred Stock; (ii) conversion of any outstanding evidences of indebtedness of the Corporation, pursuant to the terms thereof; (iii) the issuance of shares of Common Stock or rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock pursuant to any equity incentive plan or benefit plan approved by the Board of Directors of the Corporation, and any shares of Common Stock issued on exercise of such rights, options or warrants; (iv) subject to approval of the Board of Directors, the issuance of stock, warrants or other securities to financial institutions or issued in connection with credit arrangements and equipment leases or other similar transactions; and (v) subject to approval of the Board of Directors, the issuance of stock, warrants or other securities in connection with corporate partnerships or similar strategic arrangements including strategic licensing transactions.

(b)         “Clipper” shall mean Clipper Investors LLC, an Illinois limited liability company.

(c)         “Common Stock” shall mean the common stock, par value $0.001 per share, of the Corporation.

(d)         “Contingent Dividend” shall mean a cumulative dividend in an amount equal to 40% of the Excess Net Income measured as of the end of the applicable fiscal quarter of the Corporation, minus (i) the aggregate amount of Contingent Dividends earned previously during the applicable Measurement Period, and (ii) the aggregate amount of Regular Quarterly Dividends earned during the applicable Measurement Period.

(e)          “Contingent Dividend Cap” shall mean $3,000,000.

(f)          “Contingent Dividend Payment Date” shall mean the date that is fifty five (55) days after the end of each fiscal quarter of the Corporation, except for the fiscal year end quarter in which case Contingent Dividend Payment Date shall mean the date that is one hundred (100) days after the end of that fiscal quarter.

(g)         “Excess Net Income” shall mean, as of the end of the applicable fiscal quarter of the Corporation, an amount equal to the Corporation's Net Income for the then-trailing four (4) fiscal quarters, minus $1,500,000, provided, however, that Excess Net Income measured as of October 31,2010, January 31, 2011, and April 30, 2011 shall mean an amount equal to the Corporation's Net Income earned during the applicable quarter then-ended, minus $375,000.

(h)         “Junior Stock” shall mean the Common Stock and any class or series of capital stock of the Corporation which may be issued which, at the time of issuance, is not declared to be on a parity with or senior to the Series A Preferred Stock as to all of the following: dividends, rights upon liquidation or redemption or voting rights.

(i)          “Liquidation Preference” shall mean $3,000,000 divided by the aggregate number of shares of Series A Preferred Stock to be issued on or about July 2, 2010.

(j)          “Measurement Period” shall mean the fiscal quarter or the trailing four (4) fiscal quarters, as applicable, during which Net Income is measured for purposes of calculating Excess Net Income.

(k)         “Net Income” shall mean, for any period, the net income before taxes of the Corporation for such period, determined in accordance with generally accepted accounting principles, consistently applied, and as reported by the Corporation in its filings with the Securities Exchange Commission, if such filings are then being made by the Corporation.

(1)         “Original Purchase Price” shall mean $2.00 per share of Series A Preferred Stock (subject to equitable adjustments in the event of stock splits or other similar events).

(m)        “Regular Quarterly Dividend” shall mean a cumulative dividend in an amount equal to 10% per share per annum of the Original Purchase Price.

3.	THE FOREGOING AMENDMENT WAS ADOPTED ON September 10, 2010.

4.	THE AMENDMENT WAS DULY ADOPTED BY THE BOARD OF DIRECTORS OF THE CORPORATION.

The undersigned declares that the facts herein stated are true as of the 10th day of September 2010.

STEELCLOUD, INC.

By:	/s/ Brian H. Hajost
Brian H. Hajost
President and CEO